SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 SCHEDULE TO

                                (RULE 14D-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 1) *

                 RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P.
             -----------------------------------------------------
                      (Name of Subject Company (Issuer))

                     WESTERN REAL ESTATE INVESTMENTS, LLC
             -----------------------------------------------------
    (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person))

                          LIMITED PARTNERSHIP UNITS
             -----------------------------------------------------
                         (Title of Class Securities)

                                     None
             -----------------------------------------------------
                      (CUSIP Number of Class Securities)
                        -----------------------------
                                  BEN FARAHI
                     WESTERN REAL ESTATE INVESTMENTS, LLC
                             1175 WEST MOANA LANE
                                  SUITE 200
                              RENO, NEVADA 89509
                                (775) 825-3355
                                 -------------
                                   Copy To:
                            DON S. HERSHMAN, ESQ.
            MUCH SHELIST FREED DENENBERG AMENT & RUBENSTEIN, P.C.
                           200 NORTH LASALLE STREET
                                 SUITE 2100
                            CHICAGO, ILLINOIS 60601
------------------------------------------------------------------------------
                          CALCULATION OF FILING FEE
------------------------------------------------------------------------------
Transaction Valuation*  $1,470,000                  Amount of Filing Fee  $294
------------------------------------------------------------------------------
   * For purposes of calculating the fee only. This amount assumes the purchase of 21,000 units of limited partnership interest of the subject partnership for $70 per unit. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

   [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $294
----------------------------------------------------------------------------
Form or Registration No.:  Schedule TO
----------------------------------------------------------------------------
Filing Party:  Western Real Estate Investments, LLC
----------------------------------------------------------------------------
Date Filed:  October 14, 2002
----------------------------------------------------------------------------

   [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

TENDER OFFER STATEMENT

     This Amendment No. 1 amends the Tender Offer Statement filed on October 14, 2002 on Schedule TO of Western Real Estate Investments, LLC (the "Purchaser") relating to an offer to purchase units of limited partnership interest (the "Units") of Resources Accrued Mortgage Investors 2 L.P. (the "Partnership") upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 14, 2002 (the "Offer to Purchase") and the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the "Offer"). The information in the Offer to Purchase is incorporated herein by reference in answer to all of the Items of this Schedule TO except as otherwise set forth below:

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Except as set forth in the Supplement to Offer to Purchase, there are no alternative plans to finance the tender offer and no plans to repay any borrowed funds used in the tender offer.

















                                   -2-
ITEM 11.  ADDITIONAL INFORMATION.

   Item 11 is hereby amended to add the following:

     The information set forth in the Supplement to Offer to Purchase attached hereto as Exhibit (a)(4) is incorporated by reference herein.

ITEM 12.  EXHIBITS.

     (a)(4) Supplement to Offer to Purchase, dated November 12, 2002

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                        WESTERN REAL ESTATE INVESTMENTS, LLC

                        By:  FARAHI INVESTMENT COMPANY

                            By:  /s/ Ben Farahi
                            ------------------------
                            Ben Farahi
                            Partner

                            By: /s/ Bob Farahi
                            ------------------------
                            Bob Farahi
                            Partner


Dated:  November 12, 2002



Exhibit Index

Exhibit No.

(a)(4)  Supplement to Offer to Purchase, dated November 12, 2002.
















                                   -3-
Exhibit (a)(4)

SUPPLEMENT TO OFFER TO PURCHASE

     WESTERN REAL ESTATE INVESTMENTS, LLC IS OFFERING TO PURCHASE UP TO 21,000 UNITS OF LIMITED PARTNERSHIP INTEREST IN RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P., A DELAWARE LIMITED PARTNERSHIP, FOR $70.00 PER UNIT IN CASH.

     We will purchase up to 21,000 (approximately 11.2%) of the outstanding units of the limited partnership interest in your partnership. If more units are tendered to us, we will accept units on a pro rata basis according to the number of units tendered by each person. Our offer is not subject to any minimum number of units being tendered. Please be advised that we will pay for the units tendered to us within five days after the expiration date of this tender offer.

     SEE "RISK FACTORS" BEGINNING ON PAGE 1 OF THE OFFER TO PURCHASE DATED OCTOBER 14, 2002, FOR A DESCRIPTION OF RISK FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH THE OFFER.

     In addition to the information set forth in the Offer to Purchase, we ask that you consider that our offer price of $70.00 per unit is less than the estimated liquidation value of your partnership as of June 30, 2002. In addition, should you tender your units to us you will be giving up future potential value from owning the units, including the receipt of any amounts paid to holders of units subject to the resolution of issues raised by objectors to the settlement of an action brought against your former general partners and two of their affiliates, estimated to be up to $3.75 per unit. However, by tendering now you obtain liquidity and avoid any further delay in the settlement process described in the Offer to Purchase. For further information regarding the pending litigation see the section of the Offer to Purchase entitled "Section 9. Certain Information Concerning Your Partnership -
 Litigation."

     Should this tender offer be fully subscribed, we, along with our affiliates, will control a majority of the outstanding units and, therefore, will be in a position to influence the outcome of all voting decisions with respect to your partnership, including decisions on the removal of your general partner, amendments to the partnership's limited partnership agreement, the sale of the partnership's assets and the liquidation of your partnership.

     $1,470,000, exclusive of fees and expenses, will be required to purchase all of the 21,000 units. We currently have $1,500,000 in available funds to pay for the units. Our other assets are the units of the Partnership which we already own. We have no liabilities. Therefore, we are able to fulfill each of the financial obligations with respect to this tender offer.

     Should you tender some but not all of your units we may be required to reject a portion of your tender so as to comply with the terms of the Partnership's limited partnership agreement. However, we will accept as many of your units as possible without violating the terms of the agreement.

     Also, the section of the Offer to Purchase entitled "Section 14. Conditions of the Offer" is amended and restated as follows:



                                   -4-

     "Notwithstanding any other term of our offer, we shall not be required to accept for payment or pay for any units not theretofore accepted for payment or paid for and may terminate or amend our offer as to such units, if at any time prior to the expiration of the offer, a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which makes illegal, delays or otherwise directly or indirectly restrains or prohibits making of our offer or the acceptance for payment of or payment for any units by us.

     The above conditions must be satisfied or waived prior to the expiration date of our offer and we will exercise the standard of reasonableness in determining whether the conditions have been satisfied. Finally, we will not purchase units under the offer if it will result in the units becoming eligible for deregistration under Section 12(g) of the Securities Exchange Act of 1934, as amended."

     Our affiliate currently acts as the general partner of your partnership. For acting in such capacity, Maxum, LLC, your general partner, was allocated an aggregate of $31,344 of taxable income for the nine months ended September 30, 2002.

     If you desire to accept the offer and have not yet completed the yellow Letter of Transmittal previously sent to you, please complete the Letter of Transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Depositary.

     The Depositary for the Offer is:
     AMERICAN STOCK TRANSFER & TRUST COMPANY

By Mail:
   American Stock Transfer & Trust Company
   59 Maiden Lane
   New York, New York 10038
   Attn:  Reorg. Department - RAM 2

By Overnight Courier or Hand:
   American Stock Transfer & Trust Company
   6201 15th Avenue
   Brooklyn, New York 11219
   Attn:  Reorg. Department - RAM 2

By Facsimile
   (718) 234-5001

     Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers listed below. Additional copies of the Offer to Purchase and the Letter of Transmittal may be obtained from the Information Agent.

The Information Agent for the Offer is:
     MacKenzie Partners, Inc.
     105 Madison Avenue
     New York, New York 10016
     800-322-2885
     212-929-5500

                                   -5-